06007086

AB 3/31/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RenCap Securities Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

780 Third Avenue, 15th Floor
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wayne Ellison **212-824-1090** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 1 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ____Wayne Ellison____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___RenCap Securities Inc____, as of _______December 31st ________, 2005________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCO

Title

Notary Public

DIANA RIVERA
Notary Public, State of New York
No. 01RI6110607
Qualified in Bronx County
Commission Expires June 2, 2008

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RenCap Securities, Inc.

Statement of Financial Condition

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Contents

Report of Independent Registered Public Accounting Firm

to the stockholder and Board of Directors of RenCap Securities, Inc.

We have audited the accompanying statement of financial condition of RenCap Securities, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
London
Date
10 March 2006

Statement of financial condition

at December 31, 2005

Assets		
Cash	$	3,139,405
Receivables from clearing brokers		96,494
Due from affiliates		544,885
Fixed assets, net		269,782
Income tax receivable		20,460
Other assets		82,228
Total assets	$	4,153,254
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	2,011,468
Deferred tax liabilities, net		1,056
Due to affiliates		53,416
		$ 2,065,940
Stockholder's equity:		
Common stock,$0.01 par value;		
100 shares authorized, issued, and outstanding	$	1
Additional paid-in capital		1,799,999
Accumulated surplus		287,314
Total stockholder's equity		2,087,314
Total liabilities and stockholder's equity	$	4,153,254

See the accompanying notes to the statement of financial condition.

ERNST & YOUNG

Notes to the statement of financial condition

at December 31, 2005

1. Organization

RenCap Securities, Inc. (the "Company") operates as a fully disclosed broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered company, which is a wholly-owned subsidiary of Renaissance Financial Holdings Limited, a limited liability company incorporated in Bermuda. The financial statements of the parent are consolidated in the financial statements of the ultimate holding company, Renaissance Capital Holding Limited ("RCHL"). RCHL is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to a diverse group of clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts and Global Depository Receipts linked to the Russian equity market. The Company provides its foreign affiliates with access to major financial institutions primarily located in the United States and Latin America. Trades are executed on an agency basis. In exchange for these services, the Company earns commission and brokerage income from its affiliate.

Pursuant to NASD Rule 1017, the NASD granted the continuing membership application of the Company with regard to its request to act as a lead underwriter in best efforts or firm commitment offerings. The decision became effective on January 27, 2003.

2. Significant Accounting Policies

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Fixed assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Income taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Notes to the statement of financial condition

at December 31, 2005

3. Net Capital Requirement

The Company is a member of the NASD, and is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, ("net capital ratio") both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Pursuant to the Company's agreement with the NASD, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2005, the Company had net capital of approximately $1,169,959, which was approximately $1,032,230 in excess of its required net capital of $137,729. The Company's ratio of aggregate indebtedness to net capital was approximately 1.77 to 1 at December 31, 2005.

Proprietary balances, if any, held at the clearing brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

4. Receivables from Clearing Brokers

Amounts receivable from the clearing brokers at December 31, 2005, consist of the following:

Receivable for unsettled trades	$	72,458
Other receivables		24,036
	$	96,494

The Company clears all customer trades on a fully disclosed basis through its clearing broker Penson Financial Services, Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. Receivables and payables for unsettled securities transactions are recorded net within the accompanying Statement of Financial Condition.

5. Fixed assets

Fixed assets at December 31, 2005 consist of the following:

Equipment	$	414,106
Leasehold improvements		79,277
Computer software		60,228
Furniture and fixtures		44,158
		597,769
Less accumulated depreciation		327,987
	$	269,782

Notes to the statement of financial condition

at December 31, 2005

6. Deferred taxes

At December 31, 2005, the net deferred tax liabilities consist of the following components:

Deferred tax assets	$	4,882
Deferred tax liabilities		(5,938)
Net deferred tax liabilities	$	(1,056)

The deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts for financial statement purposes. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse.

7. Related Party Transactions

The Company earns commission and brokerage fees for extending an affiliate's sales of equity securities, Russian American Depositary Receipts, and Global Depositary Receipts in both the United States and Latin American Markets. As of December 31, 2005, the Company was still owed $538,111 related to these fees and is reflected in the Statement of Financial Condition as part of due from affiliates.

8. Commitments, Contingent Liabilities, and Concentration of Credit Risk

The Company leases office space under a 5 year non cancelable operating lease. Minimum future rental payments under the lease as of December 31, 2005 are as follows:

2006	$	124,500
2007		125,800
2008		126,990
2009		60,673
	$	437,963

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In that regard, the Company has agreed to indemnify, without limit, its clearing broker for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2005, there were no significant unsecured customer balances maintained by its clearing broker and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2005 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts.

Notes to the statement of financial condition

at December 31, 2005

8. Commitments, Contingent Liabilities, and Concentration of Credit Risk (continued)

Trades during 2005 were executed on an agency basis.

The Company maintains its cash balances with one financial institution. The balances held at this location are in excess of federal insurance limits.

9. Fair value of financial instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.